Regional Property Casualty Insurer

- Market capitalization of $8.1 billion
- 22nd largest publicly traded U.S. property casualty insurer based on revenues
- Serving select group of agencies in 32 states
- Market for 75% of agency's typical risks
- Well capitalized and highly rated with A.M. Best rating of A++


Headquarters
(no branches)
Property Casualty
Field Territories

Confidence in the Long-term



$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2001
2002
2003*
2004
2005
9mos 05
9mos 06
Operating Income
Net Income
Alltel Sale Proceeds
Dividends Paid

* See the Financials & Analysis tab of the Investors page of *www.cinfin.com* for non-GAAP and non-statutory reconciliation information.

Total Statutory Reserve Balance

Objective: modestly redundant reserves



Property casualty group
(In millions)
$2,352
$2,608
$2,845
$2,977
$3,111
2001
2002
2003
2004
2005

Market for 75% of Agency's Typical Risks

Consolidated
$3.164 Billion


Life 3%

Property Casualty
$3.058 Billion


Commercial Casualty 25%
Specialty Packages 4%
Commercial Auto 15%
Workers' Compensation 11%
Surety & Executive Risk 3%
Homeowner 9%
Personal Auto 14%
Other Personal Lines 3%
Commercial Property* 16%

Percent of 2005 Consolidated Net Earned Premiums

*Includes Machinery & Equipment

Opportunities to Continue Strong Growth

- Room to grow in marketplace
- Continue to subdivide territories to improve service
- Increase penetration of each agency's business
- Selectively appoint new agencies



Property casualty insurance
Net written premium growth
17%
14%
11%
8%
5%
2%
-1%
2001*
2002*
2003*
2004*
2005*
9mos 06
Cincinnati
Estimated Industry (A.M. Best)

* See the Financials & Analysis tab of the Investors page of *www.cinfin.com* for non-GAAP and non-statutory reconciliation information.

Balancing Growth with Profitability

- Targeting FY 2006 GAAP combined ratio of 94% – 95%
  - Catastrophe losses could be above 5.0%
- Leverage local knowledge/underwriting
- Maintain low cost structure

*Adjusted statutory combined ratio**



120%
110%
100%
90%
80%
2001*
2002*
2003*
2004
2005
9mos 06
Cincinnati
Estimated Industry (A.M. Best)

* See the Financials & Analysis tab of the Investors page of *www.cinfin.com* for non-GAAP and non-statutory reconciliation information

Investment Portfolio

Total-return focused

As of September 30, 2006, in billions


$14
$12
$10
$8
$6
$4
$2
$0
Book Value
Market Value
Taxable fixed maturities
Tax-exempt fixed maturities
Equity securities

Compounding Cash Flows

Over the long term

- Pretax investment income provides primary source of profits and cash flow
  - Dividend increases from 38 equity holdings in the last 12 months = $15 million in annualized investment income
- Surplus contributes to financial strength
- Drives book value growth



Investment income
(In millions)
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
9mos 05
9mos 06

Enhancing Return to Shareholders

- Focus on total return – appreciation plus dividends plus share repurchase
  - 1.85 million shares repurchased in first-quarter 2006
- 11.8% 10-year compound growth of paid dividends (1995-2005)
- 9.8% increase in 2006 indicated annual cash dividend rate
  - 46th consecutive annual cash dividend increase

Total Return Analysis

December 31 totals



$150
$125
$100
$75
$50
2000
2001
2002
2003
2004
2005
CINCINNATI FINANCIAL CORPORATION
S&P 500 INDEX
S&P COMPOSITE 1500 PROPERTY & CASUALTY INSURANCE